[LETTERHEAD OF THACHER PROFFITT & WOOD LLP]

April 21, 2006

Daniel H. Morris
Attorney-Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Home Mortgage Securities LLC
        Registration Statement on Form S-3
        Filed February 7, 2006
        File No. 333-131636

Dear Mr. Morris:

Pursuant to our conversation today, this letter will confirm that when referring to the transaction parties, we will refer to the “issuing entity” (as defined in Item 1101(f) of Regulation AB) rather than “the trust”, where appropriate, in the prospectus and prospectus supplement thereto.

Sincerely,

/S/ Richard D. Simonds, Jr.

Richard D. Simonds, Jr.